DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
(212) 450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

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HONG KONG

File No. 82-4939

March 7, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") a Significant Event dated March 1, 2002.

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

dw 3/14

In compliance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the *Comisión Nacional del Mercado de Valores* of the following:

SIGNIFICANT EVENT

On 27 February 2002, the Board of Directors of GRUPO FERROVIAL, S.A. has resolved to hold the Shareholders' Meeting at the Auditorium in Parque Ferial Juan Carlos I, 28042 Madrid on 22 March 2002 at 12.30 at first call and on 23 March 2002, at the same place and time, at second call, to debate and adopt resolutions on the following

AGENDA

1. Examination and approval of the financial statements – balance sheet, income statement and notes to financial statements – and the management report of the company for the year ended 31 December 2001.

2. Examination and approval of the financial statements – balance sheet, income statement and notes to financial statements – and the management report of the consolidated group of companies for the year ended 31 December 2001.

3. Proposed distribution of income for the year 2001.

4. Examination and approval of the conduct of business by the Board of Directors in 2001.

5. Appointment and re-appointment of directors.

6. Renewal of the appointment of auditors for the company and consolidated group for the year 2002.

7. Amendment to article 25 of the bylaws relating to the remuneration of members of the Board of Directors by the addition of a new paragraph to section 1 of that article.

8. Application of a system referenced to the share price to a part of the Board of Directors' remuneration.

9. Authorisation so that, in conformity with articles 75 and related articles of the Spanish Corporations Law, the company may acquire own shares directly or via controlled companies, and revocation of the previous authorisation resolved by the Shareholders' Meeting on 30 March 2001.

10. Delegation of powers to formalise, inscribe and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalise the deposit of the financial statements as referred to in article 218 of the Spanish Corporations Law.

Supplementary to the agenda, it is proposed to distribute a dividend of 0.41 euros per share for 2001, detailed as follows:

a) An interim dividend of 0.18 euros per share out of 2001 income paid on 30 November 2001,

b) 0.13 euros per share out of 2001 income, and

c) 0.10 euros per share out of voluntary reserves.

Attached is the full text of the proposals which will be presented to the Shareholders' Meeting for approval.

Madrid. 1 March 2002.

José María Pérez Tremps
Director - Company Secretary

PROPOSED RESOLUTIONS

ORDINARY SHAREHOLDERS' MEETING

GRUPO FERROVIAL, S.A.

22 March 2002

1. Item 1 on the agenda.

Examination and approval of the financial statements – balance sheet, income statement and notes to financial statements – and the management report of the company for the year ended 31 December 2001.

Proposal:

"Approve the company's financial statements (balance sheet, income statement and notes to financial statements) and the management report prepared by the Board of Directors for the year ended 31 December 2001."

2. Item 2 on the agenda.

Examination and approval of the financial statements – balance sheet, income statement and notes to financial statements – and the management report of the consolidated group of companies for the year ended 31 December 2001.

Proposal:

"Approve the consolidated group's financial statements (balance sheet, income statement and notes to financial statements) and the management report prepared by the Board of Directors for the year ended 31 December 2001."

3. Item 3 on the agenda.

Proposed distribution of income for the year 2001.

Proposals:

"One.-

"Approve the distribution of the year 2001 income which amounts to 47,395,036.48 euros as follows:

Legal reserve	4,739,503.64 euros
Voluntary reserves	401,260.55 euros
Dividends	42,254,272.29 euros

Two.-

Approve the distribution among shareholders of a supplementary dividend of 13,623,248.10 euros out of voluntary reserves.

Three.-

Ratify the resolution by the Board of Directors on 23 November 2001 to pay shareholders an interim dividend of 0.18 euros per share out of 2001 income.

Four.-

The amount of 0.23 euros per share, i.e. the difference between the total amount of the dividend out of 2001 income resolved by this Shareholders' Meeting and the interim dividend approved on 23 November 2001, shall be paid to the shareholders of Grupo Ferrovial S.A. from 10 May 2002.

In accordance with the legal provisions, the company's treasury stock will not receive the amount of the agreed dividend and this amount will be distributed to the other shares; accordingly, at this date[1], a dividend of 0.41 euros per share will be paid out of the 2001 accounts."

4. **Item 4 on the agenda.**

Examination and approval of the conduct of business by the Board of Directors in 2001.

Proposal:

"Approve the conduct of business by the Board of Directors in 2001."

5. **Item 5 on the agenda.**

Appointment and re-appointment of directors.

Proposals:

"One.-

Appoint Mr. Joaquín Ayuso García as a member of the company's Board of Directors for the 3-year period provided in the Bylaws.

[1] If the number of own shares held by Grupo Ferrovial, S.A. changes between the date when the Board of Directors prepared the accounts (27 February 2002) and the Shareholders' Meeting (22 March 2002), the dividend per share will be adjusted accordingly.

Two.-

Re-appoint the directors Mr. Santiago Bergareche Busquet, Mr. Jaime Carvajal Urquijo and Mr. Fernando del Pino y Calvo Sotelo as members of the Board of Directors for the 3-year period provided in the Bylaws."

6. **Item 6 on the agenda.**

Renewal of the appointment of auditors for the company and consolidated group for the year 2002.

Proposal:

"Renew the appointment of Arthur Andersen y Cía., S. Com., domiciled in Madrid at Raimundo Fernández Villaverde , 65, as the auditors of the company and the consolidated group for 2002."

7. **Item 7 on the agenda**

Amendment to article 25 of the bylaws relating to the remuneration of members of the Board of Directors by the addition of a new paragraph to section 1 of that article.

Proposals:

"One.-

Amend article 25 of the bylaws by adding the following paragraph to section 1 of that article:

"Within the limits of the preceding paragraph, remuneration formulae may be established which comprise the delivery of shares or options thereon or referenced to the value of the shares."

Two.-

Consequently, article 25 of the bylaws will read as follows:

Article 25º.- Remuneration of members of the Board of Directors

1. *The members of the Board of Directors shall receive, as remuneration for their services, an amount equivalent to 3% of the year's consolidated income attributable to the company. The Board of Directors may decide not to apply the entire amount of income in the years it considers appropriate, in which case directors do not accrue any rights in respect of the amount not applied. In any case, this share in the company's income may only be collected after compliance with the requirements of article 130 of the Spanish Corporations Law.*

Within the limits of the preceding paragraph, remuneration formulae may be established which comprise the delivery of shares or options thereon or referenced to the value of the shares.

2°. *The Board of Directors shall determine the form and amount of the distribution of the established share in income to its members each year, and this may be done individually depending on each director's participation in the Board's tasks.*

3°. *The remuneration envisaged in this article shall be compatible with and independent of the salaries, remuneration, indemnities, pensions, stock options and compensation of any class established generally or individually for each member of the Board of Directors who has executive duties, whatever the nature of his relationship with the company–whether employment (common or special senior management), mercantile or provision of services–which relationships shall be compatible with the status of member of the Board of Directors*

4°. *The company may arrange third-party liability insurance for its directors."*

8. Item 8 on the agenda.

Application to a part of the Board of Directors' remuneration of a system referenced to the share price.

Proposal:

"Authorize that one part of the Board of Directors' remuneration be quantified by applying the increase or decrease of the company's share price in the securities markets during the year. The change in share price shall be measured by comparing the weighted share price in December of the remuneration year with that of the same month in the previous year.

In 2002, this system will be applied on €20,000 of each director's total remuneration and, in subsequent years, the amount that is set for this item in the year immediately before the remuneration year, subject to a maximum increase of 3%.

This system will last for 5 years, so it will be applicable to the remuneration for the years 2002 to 2007 (both inclusive)."

9. Item nine on the agenda.

Authorization so that, in conformity with articles 75 and related articles of the Spanish Corporations Law, the company may acquire own shares directly or via

controlled companies, and revocation of the previous authorization resolved by the Shareholders' Meeting on 30 March 2001.

Proposals:

One.-

"Authorize the Board of Directors to acquire the company's own shares, either directly or via dependent companies, subject to the following limits and requirements:

- Type of acquisition: acquisition via purchase-sale or via any other *inter vivos* act for a valuable consideration.
- Maximum number of shares to be acquired: up to 5% of Grupo Ferrovial, S.A.'s capital stock, free of all liens and encumbrances, provided that the shares have been fully paid up and are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A.'s capital stock.
- Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the share price and the maximum acquisition price shall be 120% of the share price on the date of acquisition.
- Maximum trading volume: the maximum daily trading volume relating to the acquisition of own shares shall not be more than 25% of the average total volume of Grupo Ferrovial S.A. shares traded in the previous ten sessions.
- Duration of the authorization: eighteen (18) months from the date of this resolution.

All of these operations shall comply with the regulations regarding this matter contained in the Company's Internal Code of Conduct."

Two.-

"Revoke the authorization regarding this matter that was granted by the Shareholders' Meeting on 30 March 2001."

10. Item ten on the agenda.

Delegation of powers to formalize, inscribe and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalize the deposit of the financial statements as referred to in article 218 of the Spanish Corporations Law.

Proposal:

"Delegate to the Chairman of the Board of Directors, Mr. Rafael del Pino y Calvo-Sotelo, and to the Director-Secretary, Mr. José María Pérez Tremps, the power for either of them, without distinction, to formalize and express as a public deed the resolutions adopted by this Shareholders' Meeting and, in particular, to present for filing at the Mercantile Registry the certificates of the resolutions approving the financial statements and the distribution of income, attaching the legally-required documents, and to grant any other public or private document that may be required to register the adopted resolutions at the Mercantile Registry, including the power to remedy or rectify on the basis of verbal or written judgments made by the Registrar."